FORM 6-K

1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer

1Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:                                                                                                                                                                    April 6, 2004

Forbes Medi-Tech to Present at CIBC World Markets Annual Biotechnology & Specialty Pharmaceuticals Conference

~Company Presents Profile at Global Investor Conference~

Vancouver, Canada. Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that Charles Butt, President & CEO of Forbes Medi-Tech will be presenting a company overview at CIBC World Markets Annual Biotechnology & Specialty Pharmaceuticals Conference on April 28, 2004 at 11:00am at the Millennium Broadway in New York City. The presentation will focus on the Company’s operations, including the recent clinical trial data from the FM-VP4 Phase II trials conducted at the Academic Medical Center in Amsterdam. The presentation will be open to interested parties through a live webcast at Forbes’ website, www.forbesmedi.com.

The Company will present a similar overview at additional upcoming investor conferences including Rodman & Renshaw’s Global Healthcare Conference, to be held on May 12-14, 2004 at Claridge's Hotel in London and at White Mountain Capital’s Annual Biotechnology Conference held on Thursday, April 22, 2004 at the Rihga Royal in New York.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

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  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains certain forward-looking statements respecting future conferences. Such conference times and dates are subject to change and/or cancellation without notice.